Filed pursuant to Rule 424(b)(3)
Registration No. 333-199129

SUPPLEMENT NO. 2
DATED MAY 26, 2017
TO THE PROSPECTUS DATED APRIL 24, 2017
OF INLAND RESIDENTIAL PROPERTIES TRUST, INC.

This Supplement No. 2 supplements, and should be read in conjunction with, the prospectus of Inland Residential Properties Trust, Inc., dated April 24, 2017, as previously supplemented by Supplement No. 1 dated May 4, 2017. Unless otherwise defined in this Supplement No. 2, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Prospectus Updates

Questions and Answers About the Offering

The following disclosure replaces the corresponding disclosure captioned “Q: What competitive advantages does the Company achieve through its relationship with Inland?,” which begins on page 3 of the prospectus.

A: We believe our relationship with Inland provides us with many benefits, including:

•	Sponsor Experience – Inland has more than forty-five years of experience in acquiring and managing real estate assets. Inland has sponsored 716 programs, including 508 private and public limited partnerships, 200 Section 1031 exchange programs and eight non-listed REITs (including one private REIT), as of March 31, 2017.
•	Experienced Acquisition Team – Inland Real Estate Acquisitions, Inc., or “IREA,” and other affiliates of IREIC assist us in identifying potential acquisition opportunities, negotiating contracts related thereto and acquiring real estate assets on our behalf. Since January 2007, the individuals performing services for these entities have closed over 1,700 transactions involving real estate with an aggregate purchase price of approximately $23.7 billion.
•	Experienced Management Team – Inland’s management team has substantial experience in all aspects of acquiring, owning, managing, operating and financing real estate, including multi-family properties. As of March 31, 2017, Inland entities cumulatively owned properties located in 43 states and managed assets with a value of approximately $8.9 billion.
•	Experienced Multi-family Acquirer and Manager – Since 1968, Inland has acquired and managed over 73,000 multi-family units for an aggregate purchase price of approximately $4.3 billion throughout the United States as of March 31, 2017. Currently, Inland owns and operates 53 multi-family properties throughout the United States. Mitchell Sabshon, our president and chief executive officer, has over 18 years of experience acquiring, financing and managing multi-family properties. Mr. Sabshon has been actively involved in financing and acquiring multi-family properties since 1991 at several firms, including Lehman Brothers, Goldman Sachs and GFI Capital.
•	Strong Multi-family Relationships – We believe that Inland’s extensive network of relationships with the real estate brokerage, development and investor communities enable us to successfully execute our strategies. These relationships augment our ability to identify acquisitions in off-market transactions outside of competitive marketing processes, capitalize on opportunities and capture repeat business and transaction activity. In addition, we believe that Inland’s strong multi-family relationships with the residential brokerage communities will aid in attracting and retaining tenants.
•	Centralized Resources – Substantially all of Inland’s skilled personnel, specializing in areas such as real estate management, leasing, marketing, accounting, human resources, cash management, risk management, tax and internal audit, are based at Inland’s corporate headquarters located in a suburb of Chicago.

See “Conflicts of Interest” for a discussion of certain risks and potential disadvantages of our relationship with Inland.

Prospectus Summary

The following disclosure replaces the first paragraph under the section captioned “Prospectus Summary — Summary Conflicts of Interest,” which begins on page 20 of the prospectus.

During the ten year period ended March 31, 2017, IREIC sponsored five other REITs (including one private REIT): Retail Properties of America, Inc., referred to herein as “RPAI,” InvenTrust Properties Corp., referred to herein as “InvenTrust,” Inland Diversified Real Estate Trust, Inc., referred to herein as “Inland Diversified,” Inland Real Estate Income Trust, Inc., referred to herein as “IREIT,” and InPoint Commercial Real Estate Income, Inc., referred to herein as “InPoint.” During the same period, our sponsor, IREIC, and Inland Private Capital Corporation (formerly, Inland Real Estate Exchange Corporation), or “IPCC,” sponsored, in the aggregate, 146 real estate exchange private placement limited partnerships, Delaware statutory trusts and limited liability companies. Two of the REITs, IREIT and InPoint, are presently managed by affiliates of our Business Manager. On July 1, 2014, Inland Diversified merged with and into a subsidiary of Kite Realty Group Trust or “Kite,” a publicly traded Maryland real estate investment trust listed on the New York Stock Exchange or “NYSE” (NYSE: KRG). InvenTrust and RPAI are self-managed. Neither IREIC nor its affiliates have responsibility for the day-to-day operations of RPAI or InvenTrust. IREIC and its affiliates own shares of RPAI’s outstanding common stock, primarily acquired in the internalization of that entity in 2007. RPAI’s Class A Common Stock is listed on the NYSE under the symbol “RPAI.”

The following disclosure replaces the disclosure under the section captioned “Prospectus Summary — Compensation Paid To Affiliates of IREIC,” which begins on page 32 of the prospectus.

Compensation Paid To Affiliates of IREIC

Set forth below is a summary of the most significant fees and expenses that we have incurred as well as paid or reimbursed to affiliates of IREIC such as Inland Securities, our Business Manager and our Real Estate Manager and their respective affiliates, including the ancillary service providers, for the three months ended March 31, 2017 and the year ended December 31, 2016.

	Three Months Ended March 31, 2017			Year Ended December 31, 2016
Type of Compensation	Incurred	Paid	Unpaid	Incurred	Paid	Unpaid

Offering Stage
Selling Commissions	$156,152	$156,152	$—	$1,130,212	$1,130,212	$—
Dealer Manager Fee	$104,893	$104,893	$—	$678,677	$678,677	$—
Issuer Costs	$136,984	$59,297	$1,554,433	$779,131	$406,699	$1,476,746

Operational Stage
Distribution and Stockholder Servicing Fee	$65,474	$16,568	$384,233	$334,504	$18,045	$335,326
Acquisition Fees and Expenses	$34,858	$8,287	$712,821	$11,402	$15,637	$686,250
Business Management Fee	$68,692	$—	$434,687	$274,540	$—	$365,995
Real Estate Management Fee and Costs	$132,565	$125,761	$17,805	$508,717	$516,263	$11,001
Mortgage Financing Fee	$—	$—	$114,375	$—	$—	$114,375
General and Administrative Expenses	$113,863	$84,876	$109,373	$421,673	$436,526	$80,386

Prior to August 8, 2016, we were required to pay our Business Manager or its affiliates acquisition fees of 1.5% of the contract purchase price of each property and real estate-related asset we acquired, real estate sales commissions up to the lesser of (1) one-half of the customary commission paid to a third-party broker for the sale of a comparable property and (2) 1.0% of the gross sales price of the property sold, and mortgage financing fees equal to 0.25% of the amount available or borrowed under the financing or the assumed debt. Our business management agreement was subsequently amended to eliminate acquisition fees, real estate sales commissions and mortgage financing fees and accordingly, we do not have an obligation to pay our Business Manager such fees for transactions occurring on or after August 8, 2016. From December 19, 2013 (inception) to August 8, 2016, we incurred an acquisition fee of $686,250 and a mortgage financing fee of $114,375 in connection with the acquisition of our first property, and we incurred no real estate sales commissions. As of March 31, 2017, we had not yet paid any of these fees.

Expenses

Our charter requires that we monitor our expenses on a trailing 12-month basis, and states that our “total operating expenses” will be deemed to be excessive if, at the end of any quarter, they exceed for the prior trailing 12-month period, the greater of 2% of our “average invested assets” or 25% of our “net income,” each as defined in our charter. For the trailing 12 months ended March 31, 2017, our “total operating expenses” as a percentage of “average invested assets” was approximately 3.1%, which exceeded the “2%/25% guidelines.” Our board of directors, including all of our independent directors, has reviewed an analysis of our expenses and unanimously determined that the excess was justified, because we are in the early stages of acquiring properties.

Risk Factors

The risk factor captioned “We rely on entities affiliated with IREIC to identify real estate assets.” on page 64 of the prospectus is hereby replaced with the following disclosure.

We rely on the real estate professionals employed by IREA and other affiliates of our sponsor to source potential investments in properties, real estate-related assets and other investments in which we may be interested. Inland maintains an investment committee that reviews each potential investment and determines whether an investment is acceptable for acquisition. In determining whether an investment is suitable, the investment committee considers investment objectives, portfolio and criteria of all Programs. Other factors considered by the investment committee may include cash flow, the effect of the acquisition on portfolio diversification, the estimated income or unrelated business tax effects of the purchase, policies relating to leverage, regulatory restrictions and the capital available for investment. Our Business Manager will not recommend any investments for us unless the investment is approved for consideration in advance by Inland’s investment committee. Once an investment has been approved for consideration by Inland’s investment committee, the Programs are advised and provided an opportunity to elect to acquire the investment.

From time to time, other Programs may compete with us with respect to certain investments that we may want to acquire. Many investment opportunities that are suitable for us may also be suitable for another Program. For example, IPCC, like us, acquires and owns multi-family properties. As of March 31, 2017, IPCC owned 44 multi-family properties with an aggregate purchase price of approximately $1.8 billion. If more than one Program is interested in acquiring an investment, then the Program that has had the longest period of time elapse since it was allocated and invested in a contested investment is awarded the investment by the allocation committee. We may not, therefore, be able to acquire properties that we otherwise would be interested in acquiring.

Prior Performance of IREIC-Sponsored Entities

The following disclosure replaces the corresponding disclosure in the section captioned “Prior Performance of IREIC-Sponsored Entities,” which begins on page 96 of the prospectus.

During the ten year period ended March 31, 2017, IREIC and its affiliates sponsored five other REITs (including one private REIT) and 146 real estate exchange private placement programs, which altogether have raised more than $11.3 billion from over 182,000 investors in offerings for which Inland Securities has served as dealer manager. During this period, the five REITs, RPAI, InvenTrust, Inland Diversified, IREIT and InPoint, raised more than $8.8 billion in the aggregate from approximately 174,000 investors. The monies raised by these IREIC-sponsored REITs represent, during the ten year period, approximately 77% of the aggregate amount raised in offerings for which Inland Securities has served as dealer manager, approximately 96% of the aggregate number of investors, approximately 74% of properties purchased and approximately 78% of the aggregate cost of the properties purchased by the prior programs sponsored by IREIC and its affiliates.

We pay fees to, and reimburse expenses incurred by, Inland Securities and our Business Manager, Real Estate Manager, TIREG and their affiliates, as described in more detail in the section of this prospectus captioned “Compensation Table.” The other REITs previously sponsored by IREIC have similarly compensated IREIC and each of their respective business managers, real estate managers and affiliates.

The following discussion and the Prior Performance Tables, included in the prospectus as Appendix A, provide information on the prior performance of the real estate programs sponsored by IREIC for the applicable periods. Past performance is not necessarily indicative of future performance.

Summary Information

The following table provides aggregate summarized information concerning public prior programs sponsored by IREIC or its affiliates during the applicable ten year period for each program sponsored by IREIC, and is qualified in its entirety by reference to the introductory discussion above and the detailed information appearing in the Prior Performance Tables in Appendix A. For purposes of these tables and the narrative information contained herein, we consider a program to be completed at the earlier of the time when affiliates of IREIC are no longer serving as the business manager, the program lists its shares of common stock for trading on a national exchange, sells all or substantially all of its assets or merges with a third party and is not the surviving entity in that merger. The information set forth in this table, and in the narrative that follows, represents capital raised by these prior programs only through offerings for which Inland Securities has served as dealer manager and, where noted, through their respective distribution reinvestment plans.

WE ARE NOT, BY INCLUDING THIS TABLE, IMPLYING THAT WE WILL HAVE RESULTS COMPARABLE TO THOSE REFLECTED IN THE TABLE BECAUSE OUR YIELD ON INVESTMENTS, CASH AVAILABLE FOR DISTRIBUTION AND OTHER FACTORS MAY BE SUBSTANTIALLY DIFFERENT. ACQUIRING OUR SHARES WILL NOT GIVE YOU ANY INTEREST IN ANY PRIOR PROGRAM.

	Retail Properties of America, Inc. as of September 30, 2007(1)	InvenTrust Properties Corp. as of December 31, 2013(2)	Inland Diversified Real Estate Trust, Inc. as of March 31, 2014(3)	Inland Real Estate Income Trust, Inc. as of March 31, 2017(4)
Number of public primary offerings	2	2	1	1
Approx. aggregate amount raised from investors(5)	$4,632,263,000	$9,308,724,000	$1,188,170,000	$895,514,000
Approximate aggregate number of investors	114,900	184,000	27,620	16,900
Number of properties purchased	305	1,058	144	57
Approximate aggregate cost of properties	$7,808,015,720	$13,860,346,405	$2,328,710,000	$1,383,178,612
Percentage of properties (based on cost) that were:
Commercial—
Retail	70%	29%	78%	98%
Single-user net lease	30%	9%	14%	2%
Nursing homes	0%	0%	0%	0%
Offices	0%	4%	4%	0%
Industrial	0%	1%	2%	0%
Health clubs	0%	0%	0%	0%
Mini-storage	0%	0%	0%	0%
Multi-family residential	0%	1%	2%	0%
Student housing	0%	8%	0%	0%
Lodging	0%	48%	0%	0%
Total commercial	100%	100%	100%	100%
Land	0%	0%	0%	0%

Percentage of properties (based on cost) that were:
Newly constructed (within a year of acquisition)	38%	14%	23%	14%
Existing construction	62%	86%	77%	86%

Number of properties sold in whole or in part (includes held for sale)	7	781	84	0

Number of properties exchanged	0	0	0	0

Geographic concentration (based on number of properties)
East	40%	58%	43%	26%
Midwest	17%	15%	16%	30%
South	25%	17%	33%	32%
West	18%	10%	8%	12%

(1)	With respect to RPAI, affiliates of IREIC served as the business manager until November 15, 2007, when the company internalized the functions performed by its business manager. The information contained in the chart above for RPAI is for the period from inception through the last completed quarter prior to internalization.
(2)	With respect to InvenTrust, affiliates of IREIC served as the business manager until March 12, 2014, when the company internalized the functions performed by its business manager. The information contained in the chart above for InvenTrust is for the period from inception through the last completed quarter prior to internalization.

(3)	On July 1, 2014, Inland Diversified merged with and into a subsidiary of Kite and ceased filing reports under the Exchange Act. The information contained in the chart above for Inland Diversified is for the period from inception through the last completed quarter prior to the merger for which Inland Diversified filed financial statements.
(4)	Affiliates of IREIC serve as the business manager of IREIT. IREIT commenced its public offering on October 18, 2012. IREIT completed its initial public offering on October 16, 2015.
(5)	Includes proceeds from the issuance of shares under each program’s distribution reinvestment plan.

During the applicable three years ended with the last full quarter prior to the completion of the program: (i) InvenTrust purchased 44 properties; (ii) IREIT purchased 41 properties (as of March 31, 2017); and (iii) Inland Diversified purchased 113 properties. Upon written request, you may obtain, without charge, a copy of the most recent Form 10-K annual report filed with the Securities and Exchange Commission by InvenTrust or IREIT. We will provide exhibits to each such Form 10-K upon payment of a reasonable fee for copying and mailing expenses.

Programs of Our Sponsor

As of March 31, 2017, Inland has sponsored 509 completed programs, including 457 private and public limited partnerships, 47 Section 1031 exchange programs and five non-listed REITs. The information set forth below relates to the four public REITs set forth above (three of which are completed) that have been sponsored by IREIC, the Company’s sponsor, in the last ten years, and two additional completed public REITs sponsored by IREIC prior to this ten-year period.

Inland Real Estate Corporation, or IRC, was formed by IREIC in May 1994. IRC acquired, owned and managed high-quality, open-air shopping centers primarily in the Central and Southeastern United States. Through a total of four public offerings for which Inland Securities served as dealer manager, the last of which was completed in 1998, IRC sold a total of 51.6 million shares of common stock. IRC internalized the functions performed by the business manager and property manager on July 1, 2000. As of June 30, 2000, the last full quarter prior to the time that IRC internalized the functions performed by the business manager and property manager, the portfolio was comprised of ownership interests in 119 retail properties. On June 9, 2004, IRC listed its shares on the NYSE (NYSE: IRC) and terminated its share repurchase program.

On March 30, 2016, funds managed by DRA Advisors LLC acquired IRC through a merger. As a result of the merger, IRC is now a privately held real estate company known as IRC Retail Centers LLC and is no longer listed for trading on the NYSE.

Inland Retail Real Estate Trust, Inc., or IRRETI, was formed in September 1998. IRRETI focused on purchasing shopping centers located east of the Mississippi River in addition to single-user retail properties in locations throughout the United States. Through a total of three public offerings, the last of which was completed in 2003, IRRETI sold a total of approximately 213.7 million shares of its common stock. IRRETI internalized the functions performed by the business manager and property managers on December 29, 2004. As of September 30, 2004, the last full quarter prior to the time that IRRETI internalized the functions performed by the business manager and property managers, the portfolio was comprised of ownership interests in 274 retail properties. On January 22, 2004, the IRRETI board of directors increased the limitation on the number of shares that could be acquired by the company through the share repurchase program to two percent (2%) of the weighted average of the company’s outstanding shares as of the end of the prior calendar year. IRRETI adopted an amended and restated share repurchase program, effective March 15, 2005, and again amended and restated the program, effective February 7, 2006, each time to set the repurchase price of shares. IRRETI suspended its share repurchase program, effective October 20, 2006, and terminated the program at the time the merger with Developers Diversified Realty Corporation, now known as DDR Corp. (NYSE: DDR), was completed on February 27, 2007.

Retail Properties of America, Inc., or RPAI, was formed in March 2003. Prior to March 2012, RPAI was named Inland Western Retail Real Estate Trust, Inc. RPAI was formed to own and operate shopping centers as well as office and industrial properties. As of September 30, 2007, the last full quarter prior to the time that RPAI internalized the functions performed by the business manager, RPAI’s portfolio was comprised of 305 retail operating properties with approximately 46.2 million square feet of gross leasable area. As of September 30, 2007, RPAI had issued 452.5 million shares of common stock in its offerings.

RPAI completed its initial public offering on March 22, 2005 and completed its follow-on offering on September 9, 2005. RPAI sold a total of 250 million shares of its common stock through its “best efforts” offering. On April 5, 2012, RPAI’s Class A Common Stock began trading on the NYSE under the symbol “RPAI.”

InvenTrust Properties Corp., or InvenTrust, was formed in October 2004. InvenTrust historically focused on acquiring and managing a diversified portfolio of commercial real estate, including primarily retail, lodging and student housing properties in the United States. As of December 31, 2013, the last full quarter prior to the time that InvenTrust internalized the functions performed by the business manager, InvenTrust’s portfolio was comprised of 277 properties representing 17.0 million square feet of retail space, 19,337 hotel rooms, 8,290 student housing beds and 7.3 million square feet of non-core space, which consisted primarily of office and industrial properties.

InvenTrust completed its initial public offering on July 31, 2007 and completed its follow-on offering on April 6, 2009. InvenTrust sold a total of approximately 790.2 million shares of its common stock through its “best efforts” offering.

In its quarterly report on Form 10-Q for the quarter ended September 30, 2015, InvenTrust reported the following:

In May 2012, InvenTrust disclosed that the SEC had initiated a non-public, formal, fact-finding investigation to determine whether there had been violations of certain provisions of the federal securities laws regarding the payment of fees to InvenTrust’s former business manager and property managers, transactions with InvenTrust’s former affiliates, timing and amount of distributions paid to InvenTrust’s investors, determination of property impairments, and any decision regarding whether InvenTrust would become a self-administered REIT (the “SEC Investigation”). After a multi-year investigation, on March 24, 2015, the Staff of the SEC informed InvenTrust that it had concluded its investigation and that, based on the information received as of that date, it did not intend to recommend any enforcement action against InvenTrust.

Shortly after InvenTrust disclosed the existence of the SEC Investigation, InvenTrust received three related demands (“Derivative Demands”) by stockholders to conduct investigations regarding claims that InvenTrust’s officers, its board of directors, its former business manager, and affiliates of its former business manager breached their fiduciary duties to InvenTrust in connection with the matters that InvenTrust disclosed were subject to the SEC Investigation.

Upon receiving the first of the Derivative Demands, on October 16, 2012, the full board of directors of InvenTrust responded by authorizing the independent directors to investigate the claims contained in the first Derivative Demand, any subsequent stockholder demands, as well as any other matters the independent directors saw fit to investigate. Pursuant to this authority, the independent directors formed a special litigation committee comprised solely of independent directors to review and evaluate the alleged claims and to recommend to the full board of directors whether the maintenance of a derivative proceeding was in the best interests of InvenTrust. The special litigation committee engaged independent legal counsel and experts to assist in the investigation.

On March 21, 2013, counsel for the stockholders who made the first Derivative Demand filed a derivative lawsuit in the Circuit Court of Cook County, Illinois, on behalf of InvenTrust. The court stayed the case - Trumbo v. The Inland Group, Inc. - pending completion of the special litigation committee’s investigation.

On December 8, 2014, the special litigation committee completed its investigation and issued its report and recommendation. The special litigation committee concluded that there is no evidence to support the allegations of wrongdoing in the Derivative Demands. Nonetheless, in the course of its investigation, the special litigation committee uncovered facts indicating that certain then-related parties breached their fiduciary duties to InvenTrust by failing to disclose to the independent directors certain facts and circumstances associated with the payment of fees to InvenTrust’s former business manager and property managers. The special litigation committee determined that it is advisable and in the best interests of InvenTrust to maintain a derivative action against InvenTrust’s former business manager, property managers, and Inland American Holdco Management LLC (the “Inland Entities”). The special litigation committee found that it was not in the best interests of InvenTrust to pursue claims against any other entities or against any individuals.

On January 20, 2015, the board of directors of InvenTrust adopted the report and recommendation of the special litigation committee in full and authorized InvenTrust to file a motion to realign InvenTrust as the party plaintiff in Trumbo v. The Inland Group, Inc., and to take such further actions as are necessary to reject and dismiss claims related to allegations that the board of directors has determined lack merit and to pursue claims against the Inland Entities for breach of fiduciary duties in connection with the failure to disclose facts and circumstances associated with the payment of fees to related parties.

On March 2, 2015, counsel for the stockholders who made the second Derivative Demand filed a derivative lawsuit in the Circuit Court of Cook County, Illinois, on behalf of InvenTrust. The court entered an order consolidating the action with the Trumbo case on March 26, 2015 (the “Consolidated Action”). On September 18, 2015, the parties entered into the Stipulation and Agreement of Compromise, Settlement, and Release (the “Settlement”) to resolve all matters related to the Derivative Demands, including all claims raised in the Consolidated Action and the claims authorized by the board. The Settlement calls for a payment to InvenTrust of $7.4 million in net proceeds from Midwest Risk Management, LLC, as agent for the Inland Entities. In addition, the Settlement releases InvenTrust’s directors, officers, and former external managers and their affiliates from any liability related to the allegations asserted in the demand letters and the Consolidated Action, and any additional allegations investigated by the special litigation committee. The Settlement also results in the dismissal of the Consolidated Action with prejudice.

In its annual report on Form 10-K for the year ended December 31, 2015, InvenTrust reported the following:

On October 23, 2015, the Circuit Court of Cook County, Illinois approved the Settlement as fair, reasonable, adequate and in the best interests of InvenTrust and its stockholders. Under the terms of the Settlement, the Settlement payment was remitted to InvenTrust during the quarter ended December 31, 2015 when the time to appeal the court’s approval of the Settlement expired.

Inland Diversified Real Estate Trust, Inc., or Inland Diversified, was formed in June 2008. Inland Diversified owned a diversified portfolio of commercial real estate assets, including grocery-anchored shopping centers, necessity-based retail assets, single-tenant office and multifamily assets. Inland Diversified completed its initial public offering on August 23, 2012 and sold a total of approximately 110.5 million shares of its common stock through its “best efforts” offering. As of June 30, 2014, the last full quarter prior to the time that Inland Diversified merged with Kite, the portfolio was comprised of 57 retail properties. On July 2, 2014, Inland Diversified merged with Kite.

Inland Real Estate Income Trust, Inc., or IREIT, was formed in August 2011 and is managed by an affiliate of our sponsor. IREIT may acquire and develop a diversified portfolio of commercial real estate including retail properties, office buildings, multi-family properties and industrial/distribution and warehouse facilities, with a primary focus on retail properties located in the United States. IREIT may also invest in joint ventures, development projects, real estate loans and real estate-related securities. As of March 31, 2017, IREIT owned 57 retail properties, collectively totaling 6,655,965 square feet.

IREIT commenced its initial public offering on October 18, 2012. As of October 16, 2015, the date IREIT completed its initial public offering, IREIT had sold a total of approximately 83.9 million shares of its common stock through its “best efforts” offering and raised approximately $834 million in total gross offering proceeds. In addition, through March 31, 2017, IREIT had issued 6,596,137 shares through its distribution reinvestment plan, which it had amended, effective November 2, 2015, to offer up to 25,000,000 shares of its common stock to stockholders who elect to participate in IREIT’s amended distribution reinvestment plan. As of March 31, 2017, IREIT had repurchased 1,838,190 shares through its share repurchase program. As a result, IREIT has realized total gross offering proceeds, before offering costs, of approximately $895.5 million as of March 31, 2017.

Liquidity of Prior Programs

Each of the six public REITs previously sponsored by IREIC disclosed in its prospectus the time at which it anticipated its board would consider listing, liquidating or selling its assets individually, but none of these REITs specified a date or time period at which the REIT might be liquidated. The following summary sets forth both the dates on which these REITs anticipated considering a liquidity event and the dates on which the liquidity events occurred, if ever.

•	Inland Real Estate Corporation. IRC stated that the company anticipated that, by 1999, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange. On July 1, 2000, IRC became a self-administered REIT by acquiring, through merger, Inland Real Estate Advisory Services, Inc., its advisor, and Inland Commercial Property Management, Inc., its property manager. As a result of the merger, IREIC, the sole stockholder of the advisor, and The Inland Property Management Group, Inc., the sole stockholder of the property manager, received an aggregate of approximately 6.2 million shares of IRC’s common stock valued at $11.00 per share, or approximately 10% of its common stock at the time of the transaction. The board evaluated market conditions each year thereafter. IRC listed its shares on the NYSE and began trading on June 9, 2004 at a price equal to $11.95 per share. On March 30, 2016, funds managed by DRA Advisors LLC acquired IRC through a merger. The holders of shares of IRC’s common stock received $10.60 in cash for each share of the common stock owned. On May 13, 2016, IRC redeemed all of the outstanding shares of its 8.125% Series A Cumulative Redeemable Preferred Stock (“Series A Shares”) and 6.95% Series B Cumulative Redeemable Preferred Stock (“Series B Shares”) at a redemption price of $25.00 per share, plus accumulated and unpaid dividends in the amount of $0.15799 per Series A Share and $0.13514 per Series B Share. As a result of these transactions, IRC is now a privately held real estate company known as IRC Retail Centers LLC and is no longer listed for trading on the NYSE.
•	Inland Retail Real Estate Trust, Inc. IRRETI stated that the company anticipated that, by February 2004, its directors would determine whether to apply to have shares of its common stock listed for trading on a national stock exchange. On December 29, 2004, IRRETI became a self-administered REIT by acquiring, through merger, Inland Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southern Management Corp., Inland Mid-Atlantic Management Corp., and Inland Southeast Property Management Corp., its property managers. As a result of the merger, IRRETI issued to IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 19.7 million shares of IRRETI’s common stock, valued at $10.00 per share for purposes of the merger agreement, or approximately 7.9% of its common stock. The board of directors of IRRETI thereafter considered market conditions and chose not to list the common stock. IRRETI instead consummated a liquidity event by merging with DDR on February 27, 2007. As a result of the merger, IRRETI’s stockholders received, for each share of common stock held, $12.50 in cash and $1.50 in common shares of DDR, which equated to a 0.021569 common share of DDR.

•	Retail Properties of America, Inc. RPAI stated that the company anticipated that, by September 2008, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange, or whether to commence subsequent offerings of its common stock. On November 15, 2007, RPAI became a self-administered REIT by acquiring, through merger, Inland Western Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southwest Management Corp., Inland Northwest Management Corp., and Inland Western Management Corp., its property managers. As a result of the merger, RPAI issued to IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 15 million shares of RPAI’s common stock, valued at $25.00 per share for purposes of the merger agreement. In December 2010, 9 million shares of common stock were transferred back to RPAI from shares of common stock issued to the owners of certain of the entities that were acquired in the merger. RPAI effectuated a ten-to-one reverse stock split of its existing common stock, and immediately following the reverse stock split, redesignated its existing common stock as Class A Common Stock. On March 21, 2012, RPAI paid a stock dividend pursuant to which each then outstanding share of its Class A Common Stock received one share of Class B-1 Common Stock, one share of Class B-2 Common Stock and one share of Class B-3 Common Stock. The terms of each Class of B Common Stock were identical in all respects to the Class A Common Stock. The Class B-1, Class B-2 and Class B-3 Common Stock automatically converted into Class A Common Stock on October 5, 2012, April 5, 2013 and October 7, 2013, respectively. RPAI announced that it completed a public offering of 36,750,000 shares of Class A Common Stock at $8.00 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $3.20 per share of its common stock) on April 5, 2012. This public offering generated gross proceeds of approximately $292.6 million, or approximately $272.1 million net of the underwriting discount. Also on April 5, 2012, RPAI listed a portion of its outstanding shares of Class A Common Stock on the NYSE under the symbol “RPAI.” The remaining outstanding shares of Class A Common Stock were listed on October 5, 2012, April 5, 2013 and October 7, 2013. On October 7, 2013, the date the stock was fully listed on the NYSE, the closing price of the RPAI Class A Common Stock was $13.75. On May 23, 2017, the closing price of the RPAI Class A Common Stock on the NYSE was $12.58 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to approximately $5.03 per share).
•	InvenTrust Properties Corp. In the prospectuses used in each of its “best efforts” offerings, InvenTrust disclosed to its investors that its board would determine when, and if, to apply to have its shares of common stock listed for trading on a national securities exchange, subject to satisfying existing listing requirements, and that its board did not anticipate evaluating a listing on a national securities exchange until at least 2010. On March 12, 2014, InvenTrust entered into a series of agreements and amendments to existing agreements with affiliates of The Inland Group pursuant to which InvenTrust began the process of becoming entirely self-managed (collectively, the “Self-Management Transactions”). InvenTrust disclosed that it did not pay an internalization fee or self-management fee to The Inland Group in connection with the Self-Management Transactions.

On March 12, 2014, InvenTrust agreed with its business manager to terminate its business management agreement, hired all of its business manager’s employees, and acquired the assets necessary to conduct the functions previously performed by its business manager. As a result, InvenTrust now directly employs its executive officers and the other former employees of the business manager and no longer pays a fee or reimburses expenses to its business manager. As the first step in taking over management of all of its real estate assets (except its lodging properties, which were managed by third parties), InvenTrust hired certain employees from its property managers; assumed responsibility for performing significant property management activities for its industrial, office and retail properties, including property-level accounting, lease administration, leasing, marketing and construction functions; and amended its property management agreements to reduce its property management fees as a result of its assumption of such responsibilities. As the second step, on December 31, 2014, InvenTrust took over the remaining property management functions performed by the property managers.

InvenTrust’s shares of common stock are not listed on a national securities exchange. On May 1, 2014, InvenTrust announced that it had accepted for purchase in its tender offer, 60,665,233 shares of its common stock at a purchase price (without brokerage commissions) of $6.50 per share for an aggregate cost of approximately $394.3 million, excluding fees and expenses relating to the offer and paid by InvenTrust. As of June 30, 2014, the final number of shares repurchased, allowing for corrections, was 60,761,166 for a final aggregate cost of $394.9 million.

On February 3, 2015, InvenTrust distributed 95% of the outstanding shares of common stock of Xenia Hotels and Resorts, Inc. (“Xenia”), previously a wholly-owned subsidiary of InvenTrust, formerly known as Inland American Lodging Group, Inc., by way of a taxable pro rata special distribution to InvenTrust stockholders of record on January 20, 2015, the record date of the distribution. As a result of the special distribution, each InvenTrust stockholder received one share of Xenia common stock for every eight shares of InvenTrust common stock held by such stockholder. On February 4, 2015, Xenia completed its spin-off into a new, publicly-traded lodging REIT. As a result of the spin-off, Xenia became a self-managed REIT and listed its shares of common stock on the NYSE under the symbol “XHR.” Also on February 4, 2015 and in connection with the spin-off and listing, Xenia commenced a self-tender offer to purchase for cash up to $125 million in value of shares of Xenia’s common stock at a price not greater than $21.00 nor less than $19.00 per share, net to the seller in cash, less any applicable withholding of taxes and without interest. The tender offer expired on March 5, 2015. As a result of the tender offer, Xenia accepted for purchase 1,759,344 shares of its common stock at a purchase price of $21.00 per share, for an aggregate purchase price of $36.9 million (excluding fees and expenses relating to the tender offer). On May 23, 2017, the closing price of Xenia’s common stock on the NYSE was $17.84 per share or $2.23 for each share of InvenTrust common stock owned by the stockholder.

On April 28, 2016, InvenTrust completed the spin-off of Highlands REIT, Inc. (“Highlands”), previously a wholly-owned subsidiary of InvenTrust, and distributed 100% of the outstanding shares of common stock of Highlands by way of a taxable pro rata distribution to InvenTrust stockholders of record on April 25, 2016, the record date of the distribution. As a result of the distribution, each InvenTrust stockholder received one share of Highlands common stock for every share of InvenTrust common stock held by such stockholder. As a result of the spin-off, Highlands became a self-managed REIT. On April 28, 2016, Highlands announced that its board of directors determined an estimated share value of $0.36 per share as of April 28, 2016. On January 4, 2017, Highlands announced that its board of directors determined a new estimated share value of $0.35 per share as of March 31, 2017.

On October 27, 2016, InvenTrust announced and commenced a tender offer for the purchase of up to $200 million in value of shares of its common stock, which expired on December 1, 2016. In accordance with rules promulgated by the SEC, InvenTrust had the option to increase the number of shares of common stock accepted for payment in the tender offer by up to 2% of the then-outstanding shares of its common stock without amending or extending the tender offer. InvenTrust exercised that option and increased the tender offer by 14,186,716 shares, or $37.7 million in value, to avoid any proration for the stockholders tendering shares. As a result of the tender offer, InvenTrust accepted for purchase 89,502,449 shares of its common stock at a purchase price of $2.66 per share, for an aggregate purchase price of $238.1 million, excluding fees and expenses relating to the offer.

On May 5, 2017, InvenTrust announced that its board of directors determined an estimated share value of $3.29 per share as of May 1, 2017.

•	Inland Diversified Real Estate Trust, Inc. In the prospectus used in its “best efforts” offering, Inland Diversified disclosed to its investors that its board would determine when, and if, to apply to have its shares of common stock listed for trading on a national securities exchange, subject to satisfying existing listing requirements, and that its board did not anticipate evaluating a listing on a national securities exchange until at least 2014. On February 9, 2014, Inland Diversified entered into an agreement and plan of merger (the “Merger Agreement”) with Kite, a publicly traded (NYSE: KRG) Maryland real estate investment trust, and KRG Magellan, LLC, a Maryland limited liability company and a direct wholly owned subsidiary of Kite (“Merger Sub”). The Merger Agreement provides for, upon the terms and conditions of the Merger Agreement, the merger of Inland Diversified with and into Merger Sub, with Merger Sub surviving the Merger as a direct wholly owned subsidiary of Kite (the “Merger”). As a result of the Merger, each share of Inland Diversified’s common stock was converted into the right to receive 1.707 newly issued shares of Kite common stock. Based on a closing price of $6.40 per share of Kite’s common stock on July 2, 2014, the Inland Diversified shares of common stock were valued at approximately $10.92 per share. On August 11, 2014, Kite effectuated a one-for-four reverse stock split of its existing common stock. On May 23, 2017, the closing price of Kite’s common stock on the NYSE was $18.68 per share (which, without giving effect to the reverse stock split, is equivalent to $4.67 per share of Kite’s common stock). Based on the closing price of Kite’s common stock on May 23, 2017, the value of each former share of Inland Diversified’s common stock was equal to approximately $7.97.
•	Inland Real Estate Income Trust, Inc. In the prospectus used in its “best efforts” offering, IREIT disclosed to its investors that its board would determine when, and if, it should pursue a liquidity event, but does not anticipate evaluating any liquidity event, including a listing on a national securities exchange, until at least 2017. The public reports filed by IREIT with the SEC do not indicate that IREIT’s board of directors had begun evaluating a liquidity event as of March 31, 2017.

Management

The following disclosure replaces the third through seventh paragraphs under the section captioned “Management — Inland Affiliated Companies,” which begins on page 110 of the prospectus.

As of March 31, 2017, Inland had raised more than $22 billion from investment product sales to over 490,000 investors, many of whom have invested in more than one product. Inland has sponsored 716 programs, including 508 private and public limited partnerships, 200 Section 1031 exchange programs and eight non-listed REITs (including one private REIT), as of March 31, 2017.

As of March 31, 2017, Inland entities cumulatively had 999 employees, owned properties in 43 states and managed assets with a value of approximately $8.9 billion. As of March 31, 2017, Inland was responsible for managing 565 properties, comprised of approximately 25 million square feet of commercial properties located in 43 states and 11,098 multi-family units. IREA, an affiliate of IREIC, has extensive experience in acquiring real estate for investment. Over the years, through IREA and other affiliates, Inland has acquired more than 3,400 properties.

As of March 31, 2017, IREIC or its subsidiaries were the general partner of limited partnerships and the general manager of limited liability companies which owned approximately 44 acres of pre-development land in the Chicago area, as well as over 476,000 square feet of real property.

Inland Institutional Capital, LLC, formerly known as Inland Institutional Capital Partners Corporation, provides real estate portfolio investment and asset management services to institutional investors, institutional separate accounts and pooled investment vehicles. Since 2005, Inland Institutional Capital has facilitated the completion of transactions with a value in excess of $10.5 billion. Inland Institutional Capital is an SEC registered investment advisor.

Inland Real Estate Brokerage & Consulting, Inc., since 2000, has completed more than $1.35 billion in commercial real estate sales and leases and has been involved in the sale of more than 9,350 multi-family units and the sale and lease of over 165 million square feet of commercial property. As of March 31, 2017, another affiliate, Inland Commercial Mortgage Group, LLC (including through its predecessor), had originated more than $2.05 billion in financing on behalf of Inland entities since 2008.

Conflicts of Interest

The following disclosure replaces the corresponding disclosure under the caption “Conflicts of Interest — Conflicts of Interest — We rely on entities affiliated with IREIC to identify real estate assets.,” on page 126 of the prospectus.

We rely on the real estate professionals employed by IREA and other affiliates of IREIC to source potential investments in properties, real estate-related assets and other investments in which we may be interested. Inland maintains an investment committee that reviews each potential investment and determines whether an investment is acceptable for acquisition. In determining whether an investment is suitable, the investment committee considers investment objectives, portfolio and criteria of all Programs. Other factors considered by the investment committee may include cash flow, the effect of the acquisition on portfolio diversification, the estimated income or unrelated business tax effects of the purchase, policies relating to leverage, regulatory restrictions and the capital available for investment. Our Business Manager will not recommend any investments for us unless the investment is approved for consideration in advance by Inland’s investment committee. Once an investment has been approved for consideration by Inland’s investment committee, the Programs are advised and provided an opportunity to elect to acquire the investment.

If more than one of the Programs is interested in acquiring an investment, Inland’s allocation committee determines which Program is ultimately awarded the right to pursue the investment. The allocation committee is responsible for facilitating the investment allocation process and could face conflicts of interest in doing so. From time to time, other Programs may compete with us with respect to certain investments that we may want to acquire. Many investment opportunities that are suitable for us may also be suitable for another Program. For example, IPCC, like us, acquires and owns multi-family properties. As of March 31, 2017, IPCC owned 44 multi-family properties with an aggregate purchase price of approximately $1.8 billion. In the event that an investment opportunity becomes available that is considered suitable for both us and another Program, then the Program that has had the longest period of time elapse since it was allocated and invested in a contested investment is awarded the investment by the allocation committee. We may not, therefore, be able to acquire properties that we otherwise would be interested in acquiring. See “Conflicts of Interest — Investment Approval and Allocation Policies and Procedures” for additional discussion regarding our allocation and acquisition procedures.

Investment Objectives and Policies

The following disclosure replaces the disclosure under the section captioned “Investment Objectives and Policies — The Inland Platform,” which begins on page 131 of the prospectus.

Our Business Manager, an indirect wholly owned subsidiary of IREIC, has the authority, subject to the direction and approval of our board of directors, to make all of our investment decisions. We believe that our Business Manager’s affiliation with Inland, which has more than forty-five years of experience in acquiring and managing real estate assets, will benefit us as we pursue and execute our investment objectives and strategy.

We believe our relationship with Inland provides us with various benefits, including:

•         Sponsor Experience – Inland has more than forty-five years of experience in acquiring and managing real estate assets. Inland has sponsored 716 programs, including 508 private and public limited partnerships, 200 Section 1031 exchange programs and eight non-listed REITs (including one private REIT), as of March 31, 2017.

•	Experienced Acquisition Team – IREA and other affiliates of IREIC assist us in identifying potential acquisition opportunities, negotiating contracts related thereto and acquiring real estate assets on our behalf. Since January 2007, the individuals performing services for these entities have closed over 1,700 transactions involving real estate with an aggregate purchase price of approximately $23.7 billion.
•	Experienced Management Team – Inland’s management team has substantial experience in all aspects of acquiring, owning, managing, operating and financing real estate, including multi-family properties. As of March 31, 2017, Inland entities cumulatively owned properties located in 43 states and managed assets with a value of approximately $8.9 billion.
•	Experienced Multi-family Acquirer and Manager – Since 1968, Inland has acquired and managed over 73,000 multi-family units for an aggregate purchase price of approximately $4.3 billion throughout the United States as of March 31, 2017. Currently, Inland owns and operates 53 multi-family properties throughout the United States. Mitchell Sabshon, our president and chief executive officer, has over 18 years of experience acquiring, financing and managing multi-family properties. Mr. Sabshon has been actively involved in financing and acquiring multi-family properties since 1991 at several firms, including Lehman Brothers, Goldman Sachs and GFI Capital.
•	Strong Multi-family Relationships – We believe that Inland’s extensive network of relationships with the real estate brokerage, development and investor communities enable us to successfully execute our strategies. These relationships augment our ability to identify acquisitions in off-market transactions outside of competitive marketing processes, capitalize on opportunities and capture repeat business and transaction activity. In addition, we believe that Inland’s strong multi-family relationships with the residential brokerage communities will aid in attracting and retaining tenants.
•	Centralized Resources – Substantially all of Inland’s skilled personnel, specializing in areas such as real estate management, leasing, marketing, accounting, human resources, cash management, risk management, tax and internal audit, are based at Inland’s corporate headquarters located in a suburb of Chicago.

See “Conflicts of Interest” for a discussion of certain risks and potential disadvantages of our relationship with Inland.

Appendix A

The following disclosure replaces the corresponding disclosure in the table captioned “Table IV – Results of Completed Programs,” which begins on page A-6 of Appendix A to the prospectus.

This Table sets forth summary information on the results of public IREIC-sponsored prior real estate programs that have been completed since January 1, 2000 and that have similar or identical investment objectives to us. For purposes of this Table and the related narrative information, we consider a program to be completed at the earlier of the time when affiliates of IREIC are no longer serving as the business manager, the program lists its shares of common stock for trading on a national exchange, sells all or substantially all of its assets or merges with a third party and is not the surviving entity in that merger. All figures are through the last full quarter prior to completion of the program unless otherwise noted.

Program Name	Inland Real Estate Corporation(A)	Inland Retail Real Estate Trust, Inc. (B)	Retail Properties of America, Inc. (C)	InvenTrust Properties Corp. (D)	Inland Diversified Real Estate Trust, Inc. (E)
Date program completed	07/00	12/04	11/07	03/14	07/14
Duration of program (months)	69	70	50	103	58
Dollar amount raised (F)	$532,196	$2,131,268	$4,219,693	$7,872,412	$1,099,311
Annualized Return on Investment (G)	13.16%	10.41%	9.79%	3.12%	10.98%
Median Annual Leverage	31.95%	49.75%	48.74%	42.37%	47.95%
Aggregate compensation paid or reimbursed to the sponsor or its affiliates	$78,410	$286,281	$636,317	$1,373,955	$165,722

(A)

On July 1, 2000, IRC internalized the functions performed by the business manager and property manager.

Assuming an investment on the first day of IRC’s initial public offering, the annualized return on investment was 13.16% on the date of the program’s completion, based upon the stock’s internalization value of $11.00. Internalization value, as used in these notes, means the value of the shares of the program as determined in connection with the self-management transaction which was a transaction among the program, its advisor and property management and not a liquidity event available to all stockholders.

On June 9, 2004, IRC listed its shares on the New York Stock Exchange (“NYSE”). Assuming an investment on the first day of IRC’s initial public offering, the annualized return on investment on the date the stock was listed on the NYSE was 13.51%, based upon the stock’s closing price of $11.95. The annualized return on investment through liquidity is calculated in these notes as (a) (i) the total amounts distributed to an investor who invested on the first day of the program’s primary offering, plus (ii) the value of the stock at the date of liquidity, minus (b) the offering price paid by such investor, divided by (c) the offering price paid by such investor, divided by (d) the number of years from the first day of the program’s primary offering to the date of liquidity. The calculation excludes any underwriting fees and commissions disclosed to investors. The approximate total distributions paid by IRC through June 9, 2004 ($365 million), plus the aggregate value of all IRC shares outstanding as of June 9, 2004, based upon the stock’s closing price of $11.95, was equal to $1.0 billion.

(B)

On December 29, 2004, IRRETI internalized the functions performed by the business manager and property managers. Assuming an investment on the first day of IRRETI’s initial public offering, the annualized return on investment was 10.41% on the date of the program’s completion, based upon the stock’s internalization value of $10.00.

On February 27, 2007, IRRETI and DDR merged and IRRETI stockholders received, for each share of common stock held, $12.50 in cash and $1.50 in common shares of DDR, which equated to a 0.021569 common share of DDR. Assuming an investment on the first day of IRRETI’s initial public offering, the annualized return on investment on the date the merger with DDR closed was 15.34%. The approximate total distributions paid by IRRETI through February 27, 2007 ($872 million), plus the aggregate consideration received by all IRRETI stockholders as of February 27, 2007, was equal to $4.5 billion.

(C)

On November 15, 2007, RPAI became a self-administered REIT by acquiring, through merger, Inland Western Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southwest Management Corp., Inland Northwest Management Corp., and Inland Western Management Corp., its property managers. Assuming an investment on the first day of RPAI’s initial public offering, the annualized return on investment was 9.79% on the date of the program’s completion, based upon the stock’s internalization value of $10.50.

On April 5, 2012, RPAI listed a portion of its outstanding shares of Class A common stock on the NYSE. The remaining outstanding shares of Class A common stock were listed on October 5, 2012, April 5, 2013 and October 7, 2013. Assuming an investment on the first day of RPAI’s initial public offering, the annualized return on investment on the date the stock was fully listed on the NYSE was 1.03%, based upon the stock’s closing price of $13.75 (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $5.50 per share). The approximate total distributions paid by RPAI through October 7, 2013 ($1.7 billion), plus the aggregate value of all RPAI shares outstanding as of October 7, 2013, based upon the stock’s closing price of $13.75 (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $5.50 per share), was equal to $5.0 billion.

(D)

On March 12, 2014, InvenTrust agreed with its business manager to terminate its business management agreement, hired all of its business manager’s employees, and acquired the assets necessary to conduct the functions previously performed by its business manager. Assuming an investment on the first day of InvenTrust’s initial public offering, the annualized return on investment was 3.12% on the date of the program’s completion, based upon the stock’s estimated value of $6.94.

InvenTrust stock has not been listed on any national trading exchange, and the company has not had a full liquidity event, as of the date of this prospectus. As a result, the annualized return on investment as of the date of a liquidity event is not determinable at this time. On February 3, 2015, InvenTrust distributed 95% of the outstanding shares of common stock of Xenia Hotels and Resorts, Inc. (“Xenia”), previously a wholly-owned subsidiary of InvenTrust, formerly known as Inland American Lodging Group, Inc., by way of a taxable pro rata special distribution to InvenTrust stockholders of record on January 20, 2015, the record date of the distribution. As a result of the special distribution, each InvenTrust stockholder received one share of Xenia common stock for every eight shares of InvenTrust common stock held by such stockholder. On February 4, 2015, Xenia completed its spin-off into a new, publicly-traded lodging REIT. As a result of the spin-off, Xenia became a self-managed REIT and listed its shares of common stock on the NYSE under the symbol “XHR.” On May 23, 2017, the closing price of Xenia’s common stock on the NYSE was $17.84 per share or $2.23 for each share of InvenTrust common stock owned by the stockholder.

On April 28, 2016, InvenTrust completed the spin-off of Highlands REIT, Inc. (“Highlands”), previously a wholly-owned subsidiary of InvenTrust, and distributed 100% of the outstanding shares of common stock of Highlands by way of a taxable pro rata distribution to InvenTrust stockholders of record on April 25, 2016, the record date of the distribution. As a result of the distribution, each InvenTrust stockholder received one share of Highlands common stock for every share of InvenTrust common stock held by such stockholder. As a result of the spin-off, Highlands became a self-managed REIT. On April 28, 2016, Highlands announced that its board of directors determined an estimated share value of $0.36 per share as of April 28, 2016. On January 4, 2017, Highlands announced that its board of directors determined a new estimated share value of $0.35 per share as of December 31, 2016.

InvenTrust’s approximate total cash distributions through March 31, 2017, plus distributions of Xenia common stock and Highlands common stock pursuant to the spin-offs described above, was equal to $5.4 billion (the “InvenTrust Approximate Total Distributions”). The InvenTrust Approximate Total Distributions, plus the aggregate value of all InvenTrust shares outstanding as of June 30, 2016, based upon the estimated value of $3.14 per InvenTrust share as of May 1, 2016, was equal to $8.1 billion.

(E)	On July 1, 2014, Inland Diversified merged with and into a subsidiary of Kite. As a result of the merger, each share of Inland Diversified’s common stock was converted into the right to receive 1.707 newly issued shares of Kite common stock. Based on a closing price of $6.40 per share of Kite’s common stock on July 2, 2014, the Inland Diversified shares of common stock were valued at approximately $10.92 per share. The approximate total distributions paid by Inland Diversified through July 1, 2014 ($193 million), plus the aggregate value of the Kite shares received by all Inland Diversified stockholders as of July 2, 2014, based upon a closing price of $6.40 per share of Kite’s common stock, was equal to $1.5 billion.

(F)	The dollar amount raised excludes cash proceeds from the sale of shares pursuant to the program’s distribution reinvestment plan.

(G)	Calculated as (a) (i) the total amounts distributed to an investor who invested on the first day of the program’s primary offering plus (ii) the value of the stock at the date of the program’s completion, minus (b) the offering price paid by such investor, divided by (c) the offering price paid by such investor, divided by (d) the number of years from the first day of the program’s primary offerings to the date of the program’s completion. The calculation excludes any underwriting fees and commissions disclosed to investors.

Periodic Report

On May 9, 2017, we filed with the SEC our Quarterly Report on Form 10-Q for the period ended March 31, 2017, which is attached as Annex A (excluding the exhibits thereto) to this Supplement No. 2.

ANNEX A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2017

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                 TO

COMMISSION FILE NUMBER: 000-55765

Inland Residential Properties Trust, Inc.

(Exact name of registrant as specified in its charter)

Maryland	80-0966998
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2901 Butterfield Road, Oak Brook, Illinois	60523
(Address of principal executive offices)	(Zip Code)

630-218-8000

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

As of May 1, 2017, there were 1,272,194 shares of the registrant’s Class A common stock, 361,849 shares of Class T common stock and 10,784 shares of Class T-3 common stock outstanding.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

CONSOLIDATED BALANCE SHEETS

	March 31, 2017 (unaudited)	December 31, 2016
ASSETS
Assets:
Real estate:
Land	$6,301,838	$6,301,838
Building and other improvements	38,891,395	38,889,177
Total real estate	45,193,233	45,191,015
Less: accumulated depreciation	(2,189,758)	(1,822,971)
Net real estate	43,003,475	43,368,044
Cash and cash equivalents	12,784,076	9,038,642
Accounts and rent receivable	36,291	17,961
Other assets	376,435	458,316
Total assets	$56,200,277	$52,882,963

LIABILITIES AND EQUITY
Liabilities:
Mortgages payable, net	$27,447,557	$27,447,459
Accounts payable and accrued expenses	379,517	232,736
Distributions payable	157,510	137,207
Due to related parties	5,893,494	5,684,753
Other liabilities	51,253	67,287
Total liabilities	33,929,331	33,569,442

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $.001 par value, 50,000,000 shares authorized, none outstanding	—	—
Class A common stock, $.001 par value, 320,000,000 shares authorized, 1,232,058 shares and 1,098,858 shares issued and outstanding as of March 31, 2017 and December 31, 2016, respectively	1,232	1,099
Class T common stock, $.001 par value, 40,000,000 shares authorized, 336,235 shares and 284,283 shares issued and outstanding as of March 31, 2017 and December 31, 2016, respectively	336	284
Class T-3 common stock, $.001 par value, 40,000,000 shares authorized, 4,971 shares and none issued and outstanding as of March 31, 2017 as of December 31, 2016, respectively	5	—
Additional paid in capital (net of offering costs of $9,058,854 and $8,268,768 as of March 31, 2017 and December 31, 2016, respectively)	29,387,550	25,539,970
Distributions and accumulated losses	(7,118,177)	(6,227,832)
Total stockholders’ equity	22,270,946	19,313,521
Total liabilities and stockholders’ equity	$56,200,277	$52,882,963

See accompanying notes to consolidated financial statements.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended March 31,
	2017	2016
Income:
Rental income	$903,512	$843,236
Other property income	116,243	88,011
Total income	1,019,755	931,247

Expenses:
Property operating expenses	263,910	287,733
Real estate tax expense	89,943	87,025
General and administrative expenses	303,854	280,511
Business management fee	68,692	68,591
Acquisition related costs	41,213	—
Depreciation and amortization	369,396	622,359
Total expenses	1,137,008	1,346,219

Operating loss	(117,253)	(414,972)

Interest expense	(252,251)	(427,027)
Interest and other income	10,398	—

Net loss	$(359,106)	$(841,999)

Net loss per common share, basic and diluted	$(0.24)	$(1.98)

Weighted average number of common shares outstanding, basic and diluted	1,492,485	425,942

See accompanying notes to consolidated financial statements.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

CONSOLIDATED STATEMENT OF EQUITY

(unaudited)

	Common Stock						Additional	Distributions and
	Class A		Class T		Class T-3		Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Losses	Total
Balance at December 31, 2016	1,098,858	$1,099	284,283	$284	—	$—	$25,539,970	$(6,227,832)	$19,313,521
Proceeds from the offering	122,948	123	49,209	49	4,971	5	4,302,461	—	4,302,638
Offering costs	—	—	—	—	—	—	(790,086)	—	(790,086)
Discount on shares to related parties	—	—	—	—	—	—	23,556	—	23,556
Issuance of shares from distribution reinvest- ment plan	7,348	7	1,961	2	—	—	219,266	—	219,275
Distributions declared	—	—	—	—	—	—	—	(441,213)	(441,213)
Stock dividends issued	2,867	3	782	1	—	—	90,022	(90,026)	—
Net loss	—	—	—	—	—	—	—	(359,106)	(359,106)
Equity based compensation	37	—	—	—	—	—	2,361	—	2,361
Balance at March 31, 2017	1,232,058	$1,232	336,235	$336	4,971	$5	$29,387,550	$(7,118,177)	$22,270,946

See accompanying notes to consolidated financial statements.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three Months Ended March 31,
	2017	2016
Cash flows from operating activities:
Net loss	$(359,106)	$(841,999)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	369,396	622,359
Amortization of debt issuance costs	98	34,233
Amortization of equity based compensation	2,361	2,760
Discount on shares issued to related parties	23,556	14,530
Changes in assets and liabilities:
Accounts payable and accrued expenses	14,726	(41,009)
Accounts and rents receivable	(18,330)	10,339
Due to related parties	131,053	129,619
Other liabilities	(16,034)	(24,385)
Other assets	81,881	107,524
Net cash flows provided by operating activities	229,601	13,971

Cash flows from investing activities:
Capital expenditures	(4,828)	—
Net cash flows used in investing activities	(4,828)	—

Cash flows from financing activities:
Payment of mortgage payable	—	(10,363,817)
Proceeds from offering	4,302,638	6,341,248
Payment of debt issuance costs	—	(329)
Distributions paid	(201,635)	(70,304)
Payment of offering costs	(580,342)	(845,895)
Net cash flows provided (used in) by financing activities	3,520,661	(4,939,097)

Net increase (decrease) in cash and cash equivalents	$3,745,434	$(4,925,126)
Cash and cash equivalents, at beginning of the period	9,038,642	5,281,172
Cash and cash equivalents, at end of period	$12,784,076	$356,046

See accompanying notes to consolidated financial statements.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(unaudited)

	Three Months Ended March 31,
	2017	2016
Supplemental disclosure of cash flow information:

Cash paid for interest	$249,796	$398,732

Distributions payable	$157,510	$54,282

Accrued offering costs payable	$751,467	$309,304

Stock dividends issued	$90,026	$23,600

Common stock issued through distribution reinvestment plan	$219,275	$30,427

See accompanying notes to consolidated financial statements.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2017

(unaudited)

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information and with instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Readers of this Quarterly Report should refer to the audited consolidated financial statements of Inland Residential Properties Trust, Inc. (which may be referred to herein as the “Company,” “we,” “us,” or “our”) for the year ended December 31, 2016, which are included in the Company’s 2016 Annual Report as certain footnote disclosures contained in such audited consolidated financial statements have been omitted from this Quarterly Report. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for the fair presentation have been included in this Quarterly Report.

NOTE 1 - ORGANIZATION

The Company was formed on December 19, 2013 to acquire and manage a portfolio of multi-family properties located primarily in the top 100 United States metropolitan statistical areas, which generally contain populations greater than 500,000 people. The Company entered into a business management agreement (as amended, the “Business Management Agreement”) with Inland Residential Business Manager & Advisor, Inc. (the “Business Manager”), an indirect wholly owned subsidiary of Inland Real Estate Investment Corporation (the “Sponsor”), to be the Business Manager to the Company. Substantially all of the Company’s business is conducted through Inland Residential Operating Partnership, L.P. (the “operating partnership”), of which the Company is the sole general partner. The Company elected to be taxed as a real estate investment trust for U.S. federal income tax purposes (“REIT”) under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, beginning with the tax year ended December 31, 2015.

At March 31, 2017, the Company owned one 194,732 square foot 206 unit multi-family community. During the three months ended March 31, 2017, the property’s daily average occupancy was 96.1% and at March 31, 2017, 200, or 97.1% residential units were leased.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Disclosures discussing all significant accounting policies are set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, as filed with the Securities and Exchange Commission on March 17, 2017, under the heading “Note 2 - Summary of Significant Accounting Policies.” There has been no change to the Company’s significant accounting policies during the three months ended March 31, 2017.

General

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In November 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The new update will require that amounts described as restricted cash and restricted cash equivalents be included in beginning and ending-of-period reconciliation of cash shown on the statement of cash flows. The amendment is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company does not believe that ASU No. 2016-18 will have a material impact on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASU No. 2016-02 supersedes the previous leases standard, Leases (Topic 840). The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

comparative period presented in the financial statements, with certain practical expedients available. The Company continues to analyze the effect of implementing this guidance, developing an inventory of all leases and identifying any non-lease components in its lease arrangements. The Company is evaluating the impact of implementing the new standard on its consolidated financial statements both from the perspective of lessee and lessor.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective, although it will not affect the accounting for rental related revenues. The new standard is effective for the Company on January 1, 2018. Early adoption is permitted but not prior to the original effective date of January 1, 2017. The standard permits the use of either the retrospective or cumulative effect transition method. The Company continues to analyze the effect of implementing this guidance, including identifying each of the revenue streams and evaluating potential process changes necessary to meet the standard’s reporting and disclosure requirements. The Company intends to implement the standard retrospectively with the cumulative effect (if any) recognized in retained earnings at the date of initial application.

NOTE 3 – EQUITY

The Company is authorized to sell up to $1,000,000,000 of shares of common stock consisting of Class A common stock, $.001 par value per share (“Class A Shares”), at a price of $25.00 per share, Class T common stock, $.001 par value per share (“Class T Shares”), at a price of $23.95 per share, and Class T-3 common stock, $.001 par value per share (“Class T-3 Shares” and, together with the Class A Shares and the Class T Shares, the “Shares”), at a price of $24.14 per share, in any combination, in an initial “reasonable best efforts” offering (the “Offering”). The Company is also authorized to issue up to $190,000,000 of Class A, Class T and Class T-3 Shares at a per share price of $23.75, $22.81 and $22.81, respectively, pursuant to the Company’s distribution reinvestment plan (as amended, the “DRP”).  The Company commenced its Offering of Class A Shares and Class T Shares on February 17, 2015 and, effective February 2, 2017, the Company reallocated certain of the remaining shares offered in the Offering to offer Class T-3 Shares.

Excluding DRP proceeds, the Company generated gross proceeds of $3,004,088, $1,178,550 and $120,000 from sales of its Class A Shares, Class T Shares and Class T-3 Shares, respectively, during the three months ended March 31, 2017. As of March 31, 2017, the Company had 1,232,058, 336,235 and 4,971 Class A Shares,  Class T Shares and Class T-3 Shares outstanding, respectively.

For the three months ended March 31, 2017, the Company declared cash distributions of $441,213, paid cash distributions of $420,910 and issued stock dividends of 3,649 shares to stockholders.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

The Company provides the following programs to facilitate additional investment in the Company’s shares and to provide limited liquidity for stockholders.

Distribution Reinvestment Plan

The Company provides stockholders with the option to purchase additional shares from the Company by automatically reinvesting cash distributions through the DRP, subject to certain share ownership restrictions. For participants in the DRP, cash distributions paid on Class A Shares, Class T Shares and Class T-3 Shares, as applicable, are used to purchase Class A Shares, Class T Shares and Class T-3 Shares, respectively. Such purchases under the DRP are not subject to selling commissions, dealer manager fees, distribution and stockholder servicing fees or reimbursement of issuer costs in connection with shares of common stock issued through the DRP and are made initially at a price of $23.75, $22.81 and $22.81 per Class A Share, Class T Share and Class T-3
Share, respectively. The price is subject to change after the earlier of (1) the change of the public offering price in a public “reasonable best efforts” offering of the Company’s Class A Shares from $25.00 per Class A Share, Class T Shares from $23.95 per Class T Share or Class T-3 Shares from $24.14 per Class T-3 Share, as applicable, if there is a change, and (2) termination of all “reasonable best efforts” public offerings of the Company’s Class A Shares, Class T Shares or Class T-3 Shares, as applicable.

Distributions reinvested through the DRP were $219,275 and $30,427 for the three months ended March 31, 2017 and 2016, respectively.

Share Repurchase Program

Under the share repurchase program (as amended, the “SRP”), the Company is authorized, in its discretion, to purchase shares from stockholders who purchased their shares from the Company or received their shares through a non-cash transfer and who have held their shares for at least one year, if requested. Subject to funds being available, the Company limits the number of shares repurchased during any calendar year to no more than 5% of the number of shares of common stock outstanding on December 31st of the previous calendar year. Funding for the SRP is limited to the proceeds that the Company receives from the DRP during the same period. In the case of repurchases made upon the death of a stockholder or qualifying disability, as defined in the SRP, neither the one year holding period, the limit regarding funds available from the DRP nor the 5% limit applies. The SRP will immediately terminate if the Company’s shares become listed for trading on a national securities exchange. In addition, the Company’s board of directors, in its sole direction, may, at any time, amend, suspend or terminate the SRP.

There were no repurchases through the SRP for the three months ended March 31, 2017 and 2016.

NOTE 4 - ACQUISITIONS

2017 Acquisitions

During the three months ended March 31, 2017, the Company did not acquire any real estate properties.

NOTE 5 – MORTGAGES PAYABLE

As of March 31, 2017, the Company’s mortgage loan is secured by a first mortgage on the property. Effective September 30, 2016, the Company exercised its option to extend the maturity date for an additional seven year period to September 30, 2023.  The loan requires monthly payments of interest only for five years and thereafter, requires monthly payments of principal and interest based upon a 30-year amortization until maturity. The interest rate on the loan was modified which lowered the fixed interest rate from 3.95% to 3.64% per annum effective September 30, 2016. The loan modification released the Sponsor, and substituted the Company as the guarantor.  As the substitute guarantor, the Company agreed to guarantee the payment of (a) all real estate taxes on the property which accrue or become due during the term of the loan, (b) all costs and expenses (as defined in the guaranty agreement) and (c) any and all losses, damages, costs or expenses of the lender, which arise in consequence of certain events specified in the guaranty agreement.

The Company is in compliance with all financial covenants related to its mortgage payable.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

As of March 31, 2017 and December 31, 2016, the Company had the following mortgage payable:

	March 31, 2017		December 31, 2016
Mortgages	Principal Amount	Interest Rate	Principal Amount	Interest Rate
Mortgage payable	$27,450,000	3.64%	$27,450,000	3.64%
Unamortized debt issuance costs	(2,443)		(2,541)
Total debt	$27,447,557		$27,447,459

NOTE 6 – EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share (“EPS”) are computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period (the “common shares”). Diluted EPS is computed by dividing net income (loss) by the common shares plus common share equivalents. The Company excludes antidilutive restricted shares from the calculation of weighted-average shares for diluted EPS.  As a result of a net loss for the three months ended March 31, 2017 and 2016, 371 and 207 shares, respectively, were excluded from the computation of diluted EPS, because they would have been antidilutive.

NOTE 7 – EQUITY-BASED COMPENSATION

In accordance with the Company’s Employee and Director Incentive Restricted Share Plan (the “RSP”), restricted shares are issued to non-employee directors as compensation.

Under the RSP, restricted shares generally vest over a one to three year vesting period from the date of the grant based on the specific terms of the grant.  The grant-date value of the restricted shares is amortized over the vesting period representing the requisite service period. At vesting, any restrictions on the shares lapse. The number of shares that may be issued under the RSP are limited to 5% of outstanding shares. Compensation expense associated with the director restricted shares was $2,361 and $2,760 for the three months ended March 31, 2017 and 2016, respectively, and is included in general and administrative expenses in the accompanying consolidated financial statements. As of March 31, 2017, the Company had $7,894 of unrecognized compensation cost related to the unvested restricted share awards. The weighted average remaining period that compensation expense related to unvested restricted shares will be recognized is 1.41 years. A summary of the status of the restricted shares is presented below:

	Shares	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value
Outstanding at December 31, 2016	804	$18,334	$18,334
Granted	—	—	—
Vested	(37)	(833)	(833)
Forfeited	—	—	—
Outstanding at March 31, 2017	767	$17,501	$17,501

NOTE 8 – SEGMENT REPORTING

The Company has one reportable segment, multi-family real estate, as defined by U.S. GAAP for the three months ended March 31, 2017 and 2016.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

NOTE 9 – TRANSACTIONS WITH RELATED PARTIES

The following table summarizes the Company’s related party transactions for the three months ended March 31, 2017 and 2016.

		Three Months Ended March 31,		Amount Unpaid as of
		2017	2016	March 31, 2017	December 31, 2016
General and administrative reimbursements	(a)	$90,307	$91,463	$109,373	$80,386
Affiliate share purchase discounts	(b)	23,556	14,530	—	—
Total general and administrative costs		$113,863	$105,993	$109,373	$80,386

Acquisition related costs	(c)	$34,858	$—	$712,821	$686,250
Offering costs	(d)	$398,029	$549,807	$1,554,433	$1,476,746
Business management fee	(e)	$68,692	$68,591	$434,687	$365,995
Mortgage financing fee	(f)	$—	$—	$114,375	$114,375
Sponsor non-interest bearing advances	(g)	$—	$—	$2,950,000	$2,950,000

Property management fee		$39,145	$37,131	$—	$—
Property operating expenses		93,420	72,706	17,805	11,001
Total property operating expenses	(h)	$132,565	$109,837	$17,805	$11,001

(a)	The Business Manager and its affiliates are entitled to reimbursement for certain general and administrative expenses incurred relating to the Company’s administration. Such costs are included in general and administrative expenses in the accompanying consolidated statements of operations. Unpaid amounts are included in due to related parties in the accompanying consolidated balance sheets.

(b)	The Company established a discount stock purchase policy for affiliates and affiliates of the Business Manager that enable them to purchase shares of common stock at $22.81 per share. The Company sold 10,756 shares and 6,635 shares to affiliates during the three months ended March 31, 2017 and 2016, respectively.

(c)	Prior to August 8, 2016 under the Business Management Agreement, the Company was required to pay the Business Manager or its affiliates an acquisition fee equal to 1.5% of the “contract purchase price,” as defined in that agreement, of each property and real estate-related asset acquired. The Business Management Agreement was amended to, among other things, delete the obligation to pay acquisition fees, real estate sales commissions and mortgage financing fees payable to the Business Manager by the Company with respect to transactions occurring on or after August 8, 2016. The Business Manager and its affiliates continue to be reimbursed for acquisition related costs of the Business Manager and its affiliates relating to the Company’s acquisition of properties and real estate assets, regardless of whether the Company acquires the properties or real estate assets, subject to the limits provided in the amended agreement. Of the $34,858 of total acquisition costs and fees, $16,887 are capitalized and classified in other assets in the accompanying consolidated balance sheets and $17,971 of such costs are included in acquisition related costs in the accompanying consolidated statements of operations. Acquisition fees earned prior to August 8, 2016, which have been previously accrued for and are owed to the Business Manager, are expected to be paid in the future and are included in due to related parties in the accompanying consolidated balance sheets.

(d)	The Company reimburses the Sponsor and its affiliates for costs and other expenses of the Offering. Offering costs are offset against the stockholders’ equity accounts. Unpaid amounts are included in due to related parties in the accompanying consolidated balance sheets. An affiliate of the Business Manager also receives selling commissions equal to 6.0% of the sale price for each Class A Share sold, 2.0% of the sale price for each Class T Share sold and 3.0% of the sale price for each Class T-3 Share sold and a dealer manager fee equal to 2.75% of the sale price for each Class A and Class T Share sold and 2.5% of the sale price for each Class T-3 Share sold, the majority of which is re-allowed (paid) to third party soliciting dealers. The Company does not pay selling commissions or the dealer manager fee in connection with shares issued through the DRP and pays no or reduced selling commissions and dealer manager fees in connection with certain special sales. Unpaid amounts are included in due to related parties in the accompanying consolidated balance sheets. The Company pays a distribution and stockholder servicing fee equal to 1.0% per annum of the purchase price per share (or, once reported, the amount of the Company’s estimated value per share) for each Class T Share and Class T-3 Share sold in the Offering. The fee is not paid at the

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

time of purchase. The Company accounts for the total fee as a charge to equity at the time each Class T Share or Class T-3 Share is sold in the Offering and records a corresponding payable in due to related parties. The distribution and stockholder servicing fee is payable monthly in arrears as it becomes contractually due. At March 31, 2017 and December 31, 2016, the unpaid fee equal to $384,233 and $335,327, respectively, was recorded in due to related parties in the accompanying consolidated balance sheets.

(e)	The Company pays the Business Manager an annual business management fee equal to 0.6% of its “average invested assets,” payable quarterly in an amount equal to 0.15% of the Company’s average invested assets as of the last day of the immediately preceding quarter. “Average invested assets” means, for any period, the average of the aggregate book value of the Company’s assets, including all intangibles and goodwill, invested, directly or indirectly, in equity interests in, and loans secured by, properties, as well as amounts invested in securities or consolidated and unconsolidated joint ventures or other partnerships, before reserves for amortization and depreciation or bad debts, impairments or other similar non-cash reserves, computed by taking the average of these values at the end of each month during the relevant calendar quarter. Unpaid amounts are included in due to related parties in the accompanying consolidated balance sheets.

(f)	Prior to August 8, 2016 under the Business Management Agreement, the Company was required to pay the Business Manager or its affiliates a mortgage financing fee equal to 0.25% of the amount available or borrowed under the financing or the assumed debt if the Business Manager or its affiliates provided services in connection with the origination or refinancing of any debt that the Company obtained and used to finance properties or other assets, or that was assumed, directly or indirectly, in connection with the acquisition of properties or other assets. Pursuant to the amended Business Management Agreement, mortgage financing fees were eliminated with respect to transactions occurring on or after August 8, 2016. Mortgage financing fees earned prior to August 8, 2016, which have been previously accrued for and are owed to the Business Manager, are expected to be paid in the future and are included in due to related parties in the accompanying consolidated balance sheets.

(g)	This amount represents non-interest bearing advances made by the Sponsor which the Company intends to repay. Unpaid amounts are included in due to related parties in the accompanying consolidated balance sheets.

(h)	The Company pays Inland Residential Real Estate Services, LLC (the “Real Estate Manager”) a monthly property management fee of up to 4% of the gross income from any property managed directly by the Real Estate Manager or its affiliates. The Real Estate Manager may reduce, in its sole discretion, the amount of the management fee payable in connection with a particular property, subject to these limits. The Company also reimburses the Real Estate Manager and its affiliates for property-level expenses that they pay or incur on the Company’s behalf, including the salaries, bonuses, benefits and severance payments for persons performing services, including without limitation acquisition due diligence services, for the Real Estate Manager and its affiliates (excluding the executive officers of the Real Estate Manager and the Company’s executive officers).

NOTE 10 – SUBSEQUENT EVENTS

Cash distributions

The Company’s board of directors declared cash distributions payable to stockholders of record of Class A, Class T and Class T-3 Shares each day beginning on the close of business April 1, 2017 through the close of business September 30, 2017.  Through that date distributions were declared in a daily amount equal to $0.003424658 per day per Class A Share, $0.002768493 per day per Class T Share and $0.003306849 per day per Class T-3 Share, based on a 365-day period. Distributions were paid monthly in arrears as follows.

Distribution Month	Month Distribution Paid	Gross Amount of Distribution Paid	Distribution Reinvested through DRP	Shares Issued	Net Cash Distribution
March 2017	April 2017	$157,648	$83,025	3,526	$74,623
April 2017	May 2017	$158,091	$84,132	3,574	$73,959

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

Stock dividends

The Company’s board of directors declared a monthly stock dividend of 0.000833333 Class A Shares and 0.000833333 Class T Shares per Class A Share and Class T Share owned, respectively, payable to stockholders of record at the close of business on March 31, 2017. The Company’s board of directors also declared a special stock dividend of 0.01 Class A Shares, 0.01 Class T Shares and 0.01 Class T-3 Shares per Class A Share, Class T Share and Class T-3 Share owned, respectively, payable to stockholders of record at the close of business on May 31, 2017. Stock dividends were issued as follows:

Dividend Month	Month Dividend Issued	Shares Issued
March 2017	April 2017	1,308

 Acquisitions

The company purchased the following property from an unaffiliated third party subsequent to March 31, 2017:

Date Acquired	Property Name	Location	Square Footage	Purchase Price
5/3/2017	Commons at Town Center	Vernon Hills, IL	116,051	$23,000,000

Financing

Date	Property	Interest Rate (stated)	Principal Amount	Maturity Date
5/3/2017	Commons at Town Center	3.69% years 1-5 4.00% years 6-7	$13,800,000	5/3/2024
5/3/2017	Commons at Town Center	5.40%	$9,200,000	1/3/2018

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Certain statements in this Quarterly Report on Form 10-Q constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Words such as “may,” “could,” “should,” “expect,” “intend,” “plan,” “goal,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “variables,” “potential,” “continue,” “expand,” “maintain,” “create,” “strategies,” “likely,” “will,” “would” and variations of these terms and similar expressions, or the negative of these terms or similar expressions, are intended to identify forward-looking statements.

These forward-looking statements are not historical facts but reflect the intent, belief or current expectations of the management of Inland Residential Properties Trust, Inc. (which we refer to herein as the “Company,” “we,” “our” or “us”) based on their knowledge and understanding of the business and industry, the economy and other future conditions. These statements are not guarantees of future performance, and we caution stockholders not to place undue reliance on forward-looking statements. Actual results may differ materially from those expressed or forecasted in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to the factors listed and described under “Risk Factors” in this Quarterly Report on Form 10-Q and in our Annual Report on Form 10-K for the year ended December 31, 2016, as filed with the Securities and Exchange Commission on March 17, 2017, and factors described below:

•	There is no established public trading market for our shares, and our stockholders may not be able to sell their shares under our share repurchase program (as amended, the “SRP”) and, if our stockholders are able to sell their shares under the SRP, they may not be able to recover the amount of their investment in our shares;

•	Our board does not have any current plans to list our shares or pursue any other liquidity event, and we cannot guarantee that a liquidity event will occur;

•	To date, we have not generated sufficient cash flow from operations to pay distributions, and, therefore, we have paid, and may continue to pay, distributions from the net proceeds of our “reasonable best efforts” offering (the “Offering”) and distribution reinvestment plan (as amended, the “DRP”), which reduces the amount of cash we ultimately have to invest in assets, negatively impacting the value of our stockholders’ investment and is dilutive to our stockholders;

•	If we fail to raise sufficient funds through our Offering, then we will be unable to build a large diversified portfolio of properties and the poor performance of a single investment could materially adversely affect our overall investment performance;

•	We have incurred net losses on a U.S. GAAP basis for the three months ended March 31, 2017 and 2016 and for the year ended December 31, 2016;

•	Our charter generally limits the total amount we may borrow to 300% of our net assets, equivalent to 75% of the costs of our assets;

•	The interest of later investors in our common stock will be diluted as a result of our payment of stock dividends that have been declared and will be further diluted if we make additional stock dividends;

•	We may not be able to raise capital sufficient to achieve our investment objectives;

•	We have a limited operating history and the prior performance of programs sponsored by Inland Real Estate Investment Corporation (our “Sponsor”) should not be used to predict our future results;

•	Market disruptions may adversely impact many aspects of our operating results and operating condition;

•	The number and value of real estate assets we acquire will depend, in part, on the net proceeds raised in our Offering;

•	We do not have employees and will rely on Inland Residential Business Manager & Advisor, Inc. or our “Business Manager” and Inland Residential Real Estate Services, LLC or our “Real Estate Manager” to manage our business and assets;

•	Persons performing services for our Business Manager and our Real Estate Manager are employed by our Sponsor or its affiliates and face competing demands for their time and service;

•	We do not have arm’s-length agreements with our Business Manager, Real Estate Manager or other affiliates of our Sponsor;

•	Our Sponsor may face a conflict of interest in allocating personnel and resources between its affiliates, our Business Manager and our Real Estate Manager;

•	We may suffer from delays in selecting, acquiring and developing suitable assets;

•	We rely on entities affiliated with our Sponsor to identify real estate assets;

•	We pay fees, which may be significant, to our Business Manager, Real Estate Manager and other affiliates of our Sponsor;

•	We have not identified all of the specific real estate assets that we will acquire with the net proceeds raised in our Offering, thus it is a “blind pool” offering;

•	Any properties that we acquire and own may compete with the properties owned by other programs sponsored by our Sponsor or Inland Private Capital Corporation for, among other things, tenants;

•	There are limits on the ownership and transferability of our shares; and

•	If we fail to continue to qualify as a REIT, our operations and distributions to stockholders will be adversely affected.

Forward-looking statements in this Quarterly Report on Form 10-Q reflect our management’s view only as of the date of this Quarterly Report, and may ultimately prove to be incorrect or false. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results except as required by applicable law. We intend for these forward-looking statements to be covered by the applicable safe harbor provisions created by Section 27A of the Securities Act and Section 21E of the Exchange Act.

The following discussion and analysis relates to the three months ended March 31, 2017 and 2016, respectively and as of March 31, 2017 and December 31, 2016, respectively. You should read the following discussion and analysis along with our consolidated financial statements and the related notes included in this report.

Overview

We are an externally managed Maryland corporation formed in December 2013 to acquire and manage a portfolio of multi-family properties located primarily in the top 100 United States metropolitan statistical areas, which generally contain populations greater than 500,000 people. We expect that our real estate portfolio will consist primarily of “stabilized” Class A and Class B multi-family properties. We are managed by our Business Manager. Substantially all of our business is conducted through Inland Residential Operating Partnership, L.P. (the “operating partnership”), of which we are the sole general partner.  We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, beginning with our taxable year ended December 31, 2015.

We are authorized to sell up to $1,000,000,000 of shares of common stock which consist of Class A Shares, at a price of $25.00 per share, Class T Shares, at a price of $23.95 per share, and Class T-3 Shares, at a price of $24.14 per share, in any combination, on a “reasonable best efforts” basis. We are also authorized to issue up to $190,000,000 of Class A, Class T and Class T-3 Shares at a per share price of $23.75, $22.81 and $22.81, respectively, pursuant to our DRP. We commenced our Offering of Class A Shares and Class T Shares on February 17, 2015 and, effective February 2, 2017, we reallocated certain of the remaining shares being offered in our Offering to offer Class T-3 Shares.

Company Highlights - Three Months Ended March 31, 2017

Property Performance

Community	Location	Total Number of Units	Average Rental Rate per Unit (a)	2017 Average Occupancy	Units leased (b)
The Retreat at Market Square	Frederick, MD	206	$1,553	96.1%	97.1%

(a)	Average rental rate per unit is for the last month of the period presented.

(b)	Percent of units leased at March 31, 2017.

During the three months ended March 31, 2017, the number of units leased increased from 197 to 200 or 97.1% from December 31, 2016.

Capital

Excluding DRP proceeds, we generated gross proceeds of approximately $3.0 million, $1.2 million and $0.1 million from sales of our Class A Shares, Class T Shares and Class T-3 Shares, respectively, during the three months ended March 31, 2017.

 Liquidity and Capital Resources

General

Our primary uses and sources of cash are as follows:

Uses		Sources
Short-term liquidity and capital needs such as:		•	Cash receipts from our tenants
•	Interest on mortgage loan	•	Proceeds from the Offering including the DRP
•	Property operating expenses	•	Proceeds from our mortgage loans
•	General and administrative expenses
•	Distributions to stockholders
•	Non-transaction based fees payable to our Business Manager and Real Estate Manager
•	Payment of offering costs

Long-term liquidity and capital needs such as:
•	Acquisition of real estate investments
•	Interest & principal payments on mortgage loan
•	Payment of offering costs
•	Capital expenditures

Cash Flow Analysis

	Three Months Ended March 31,		Change
	2017	2016	2017 vs. 2016
Net cash flows provided by operating activities	$229,601	$13,971	$215,630
Net cash flows used in investing activities	$(4,828)	$—	$(4,828)
Net cash flows provided by (used in) financing activities	$3,520,661	$(4,939,097)	$8,459,758

Operating activities

Cash provided by operating activities increased $0.2 million for the three months ended March 31, 2017 compared to the three months ended March 31, 2016 due to an increase in the collection of accounts receivable in 2016 and reduced payments of accounts payable.

Investing activities

	Three Months Ended March 31,		Change
	2017	2016	2017 vs. 2016
Capital expenditures	$(4,828)	$—	$(4,828)
Net cash flows used in investing activities	$(4,828)	$—	$(4,828)

We used more cash in our investing activities for the three months ended March 31, 2017 compared to the three months ended March 31, 2016 due to an increase in capital expenditures.

Financing activities

	Three Months Ended March 31,		Change
	2017	2016	2017 vs. 2016
Proceeds from offering net of offering costs	$3,722,296	$5,495,353	$(1,773,057)
Distributions paid	$(201,635)	$(70,304)	$(131,331)
Total changes related to debt	$—	$(10,364,146)	$10,364,146
Net cash provided by (used in) financing activities	$3,520,661	$(4,939,097)	$8,459,758

Cash provided by financing activities increased $8.5 million for the three months ended March 31, 2017 compared to the three months ended March 31, 2016. During the three months ended March 31, 2017 and 2016, we generated proceeds from the sale of our shares, net of offering costs paid of approximately $3.7 million and $5.5 million, respectively. During the three months ended March 31, 2017, there were no principal payments on our mortgage payable compared to approximately $10.4 million paid toward our mortgage payable during the three months ended March 31, 2016.  During the three months ended March 31, 2017 and 2016, we paid approximately $0.2 million and $0.1 million, respectively, in distributions.

Distributions

A summary of the cash distributions declared and paid, and cash flows provided by operations for the three months ended March 31, 2017 and 2016 is as follows:

	Three Months Ended March 31,
	2017	2016

Total cash distributions declared	$441,213	$131,275
Distributions declared per class A share (1)	$0.31	$0.31
Distributions declared per class T share (1)	$0.25	$0.25
Distributions declared per class T-3 share (1)	$0.29	$—

Total cash distributions paid	$420,910	$100,731
Cash distributions paid	201,635	70,304
Distributions reinvested via DRP	219,275	30,427

Cash flow provided by operations	$229,601	$13,971
Net offering proceeds (2)(3)	$4,302,638	$5,495,353

(1)	Per share amounts are based on weighted average number of Class A Shares, Class T Shares or Class T-3 shares outstanding, as applicable.

(2)	A portion of our distributions paid for the three months ended March 31, 2017 were paid from the net proceeds of our Offering. All of the cash distributions for the three months ended March 31, 2016 were paid from the net proceeds of our Offering.

(3)	The Offering commenced on February 17, 2015.

Approximately 45.5% and 100% of cash distributions paid for the three months ended March 31, 2017 and 2016, respectively, were paid from the net proceeds of our Offering.

Results of operations

The following discussion is based on our consolidated financial statements for the three months ended March 31, 2017 and 2016:

	Three Months Ended March 31,		Change
	2017	2016	2017 vs. 2016
Total income	$1,019,755	$931,247	$88,508
Property operating expense	$263,910	$287,733	$(23,823)
Real estate tax expense	$89,943	$87,025	$2,918
General and administrative expenses	$303,854	$280,511	$23,343
Business management fee	$68,692	$68,591	$101
Acquisition related costs	$41,213	$—	$41,213
Depreciation and amortization expense	$369,396	$622,359	$(252,963)
Operating loss	$(117,253)	$(414,972)	$297,719
Interest expense	$(252,251)	$(427,027)	$174,776
Interest and other income	$10,398	$—	$10,398
Net loss	$(359,106)	$(841,999)	$482,893

Net loss. Net loss was $359,106 and $841,999 for the three months ended March 31, 2017 and 2016, respectively.

Total income.  Total income increased for the three months ended March 31, 2017, which consists of tenant rental and other income which are impacted by market rental rates and occupancy levels. Our property’s average occupancy was 96.1% for 2017 and 200 or 97.1% units were leased as of March 31, 2017. The increase is primarily attributable to an increase in average occupancy and higher rents.

 Operating loss.  Operating loss for the three months ended March 31, 2017  and 2016 was $117,253 and $414,972, respectively, which consisted of total income, property operating expenses, general and administrative expenses and depreciation and amortization.

Property operating expenses.  Property operating expenses totaled $263,910 and $287,733 for the three months ended March 31, 2017 and 2016, respectively, and consisted of property management fees and other operating expenses related to owning and maintaining our real estate property.  Real estate tax expense was $89,943 and $87,025 for the three months ended March 31, 2017 and 2016, respectively.

General and administrative expenses.  For the three months ended March 31, 2017 and 2016, general and administrative expenses totaled $303,854 and $280,511, respectively, of which $113,863 and $105,993, respectively, was paid or accrued to related parties.  For the three months ended March 31, 2017, general and administrative expenses consisted primarily of related party stock discounts of $23,556, professional fees of $148,232 and administrative expenses of $132,066. For the three months ended March 31, 2016, general and administrative expenses consisted primarily of related party stock discounts of $14,530, professional fees of $181,622 and administrative expenses of $84,359.

Depreciation and amortization expense.  For the three months ended March 31, 2017 and 2016, depreciation and amortization expense totaled $369,396 and $622,359, respectively. The decrease is attributable to in place leases being fully amortized in 2016.

Interest expense.  Interest expense for the three months ended March 31, 2017 decreased by $174,776 from 2016 due to approximately $10.4 million in principal payments made in 2016 which reduced the outstanding mortgage payable. The decrease was also partially attributable to the reduced interest rate on the mortgage payable effective September 30, 2016.

Critical Accounting Policies

Disclosures discussing all significant accounting policies are set forth in our Annual Report on Form 10-K for the year ended December 31, 2016, as filed with the Securities and Exchange Commission on March 17, 2017, under the heading “Critical Accounting Policies”. There have been no changes to our critical accounting policies during the three months ended March 31, 2017.

Recent Accounting Pronouncements

For information related to recently issued accounting pronouncements, reference is made to Note 2 – “Summary of Significant Accounting Policies” which is included in our March 31, 2017 Notes to Consolidated Financial Statements in Item 1.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Subsequent Events

For information related to subsequent events, reference is made to Note 10 – “Subsequent Events” which is included in our March 31, 2017 Notes to Consolidated Financial Statements in Item 1.

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

We are exposed to interest rate changes primarily as a result of long-term debt used to purchase properties or other real estate assets, maintain liquidity and fund capital expenditures or operations. We seek to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. As of March 31, 2017, we had outstanding debt of approximately $27.4 million, excluding unamortized debt issuance costs, bearing interest at a fixed rate equal to 3.64% per annum. With regard to fixed rate financing, interest rate fluctuations generally affect the fair value, but not our earnings or cash flows. Therefore, interest rate risk does not have a significant impact on our fixed rate debt obligations until their maturity or earlier prepayment.

With regard to any variable rate financing, our Business Manager will assess our interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. Our Business Manager will maintain risk management control systems to monitor interest rate cash flow risk attributable to both of our outstanding or forecasted debt obligations as well as our potential offsetting hedge positions. While this hedging strategy will be designed to minimize the impact on our net income and funds from operations from changes in interest rates, the overall returns on stockholder investments may be reduced. Presently, we do not have any variable rate debt.

We may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets. Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge and may differ from our currently anticipated hedging strategy. If we use derivative financial instruments to hedge against interest rate fluctuations, we will be exposed to both credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty will owe us, which creates credit risk for us because the counterparty may not perform. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. We will seek to manage the market risk associated with interest-rate contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. There is no assurance we will be successful. Presently, we do not have any derivative financial instruments.

Item 4.  Controls and Procedures

Controls and Procedures

Our management has evaluated, with the participation of our principal executive and principal financial officers, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the principal executive and principal financial officers have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) or Rule 15d-15(f)) during the three months ended March 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Part II - Other Information

Item 1.  Legal Proceedings

We are not a party to, and our real estate property is not subject to, any material pending legal proceedings.

Item 1A.  Risk Factors

The following risk factors supplement the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2016.

We have incurred a net loss on a U.S. GAAP basis for the three months ended March 31, 2017.

We incurred a net loss on a U.S. GAAP basis for the three months ended March 31, 2017 of approximately $0.4 million. Our loss can be attributed, in part, to property operating, interest and general and administrative expenses. We may incur net losses in the future, which could have a material adverse impact on our financial condition, operations, cash flow, and our ability to service our indebtedness and pay distributions to our stockholders. We are subject to all of the business risks and uncertainties associated with any business, including the risk that the value of a stockholder’s investment could decline substantially. We were formed in December 2013 and, as of March 31, 2017, acquired one multi-family community. We cannot assure our stockholders that, in the future, we will be profitable or that we will realize growth in the value of our assets.

To date, we have not generated sufficient cash flow from operations to pay distributions, and, therefore, we have paid, and may continue to pay, distributions from the net proceeds of our Offering and DRP, which reduces the amount of cash we ultimately have to invest in assets, negatively impacting the value of our stockholders’ investment, and is dilutive to our stockholders.

We have not yet generated sufficient cash flow from operations to fund distribution payments and may not do so unless our asset base grows significantly. Our organizational documents permit us to pay distributions from sources other than cash flow from operations. Specifically, some or all of our distributions may be paid from retained cash flow, from borrowings and from cash flow from investing activities, including the net proceeds from the sale of our assets, or from the net proceeds of our Offering and DRP. Accordingly, until such time as we are generating cash flow from operations sufficient to cover distributions we have paid and will likely continue to pay distributions from the net proceeds of our Offering and DRP or other sources. We have not established any limit on the extent to which we may use alternate sources, including borrowings or proceeds of the Offering and DRP, to pay distributions. There is no assurance we will generate sufficient cash flow from operations to cover distributions. We began declaring distributions to stockholders of record during November 2015. Of the cash distributions paid to stockholders through March 31, 2017, 76% ($1.0 million) have been paid from the net proceeds of our Offering and DRP. To the extent we pay cash distributions, or a portion thereof, from sources other than cash flow from operations, we will have less capital available to invest in properties and other real estate-related assets, the book value per share may decline, and there will be no assurance that we will be able to sustain distributions at that level.

Item 2.  Unregistered Sales of Equity Securities and Use of Proceeds

On February 17, 2015, our Registration Statement on Form S-11 (File No. 333-199129), covering a public offering of up to $1,190,000,000 of shares of Class A and Class T common stock was declared effective under the Securities Act, and on February 2, 2017, Post-Effective Amendment No. 9 to our Registration Statement on Form S-11 (File No. 333-199129), reallocating certain of the remaining shares being offered to offer Class T-3 Shares as a new class of common stock pursuant to the Offering and the DRP, was declared effective under the Securities Act. The Offering commenced on February 17, 2015 and is ongoing.

We are offering up to $1,000,000,000 of Class A Shares, Class T Shares and Class T-3 Shares, in any combination. We are also offering up to $190,000,000 of Class A, Class T and Class T-3 Shares in the DRP. We reserve the right to reallocate the shares between our reasonable best efforts Offering and the DRP, and among share classes.

From the effective date of the Offering through March 31, 2017, we had sold the following securities in the Offering and the DRP for the following aggregate offering proceeds:

•	1,190,173 Class A Shares, 330,399 Class T Shares and 4,971 Class T-3 Shares, equal to $37,235,565 in aggregate gross offering proceeds, in the reasonable best efforts Offering.

•	23,779 Class A Shares and 4,140 Class T Shares, equal to $659,196 in aggregate gross offering proceeds, pursuant to the DRP.

From the effective date of the Offering through March 31, 2017, we have paid the following costs in connection with the issuance and distribution of the registered securities:

Type of Costs	Amount
Offering costs paid to related parties (1)	$3,042,149
Offering costs paid to non-related parties	2,749,152
Total offering costs paid	$5,791,301

(1)	“Offering costs to related parties” include selling commissions, dealer manager fees and due diligence expense reimbursements paid to Inland Securities Corporation, which re-allowed all or a portion of these amounts to soliciting dealers that are not related to Inland Securities Corporation .

From the effective date of the Offering through March 31, 2017, the net offering proceeds to us from the Offering and the DRP, after deducting the total expenses incurred described above, were approximately $32,103,000. As of March 31, 2017, we used $18,300,000 of these net proceeds to repay a portion of our debt which was originally incurred in connection with the purchase of real estate, approximately $752,000 in related costs associated with our purchase of real estate, of which approximately $63,000 was paid to related parties and approximately $1,013,000 to pay distributions. The remaining proceeds were held as cash at March 31, 2017.

Recent Sales of Unregistered Equity Securities

During the period covered by this quarterly report, we did not sell any equity securities that were not registered under the Securities Act.

Share Repurchase Program

The SRP is designed to provide eligible stockholders with limited, interim liquidity by enabling them to sell shares back to us. The terms under which we may repurchase shares may differ between repurchases upon the death or “qualifying disability” of a stockholder or “Exceptional Repurchases” and all other repurchases or “Ordinary Repurchases.” The repurchase price for Ordinary Repurchases is equal to $21.60 per share, $21.61 per share and $21.61 per share for Class A Shares, Class T Shares and Class T-3 Shares, respectively, until the initial valuation date, and thereafter the repurchase price is equal to 96.0% of the most recent applicable estimated value per share reported by us.

In the case of Ordinary Repurchases, we may repurchase shares beneficially owned by a stockholder continuously for at least one year and who purchased their shares from us or received their shares through a non-cash transfer, if requested, if we choose to repurchase them. However, in the event a stockholder is having all of his or her shares repurchased, our board may waive the one-year holding requirement for shares purchased under our DRP. We may make Ordinary Repurchases only if we have sufficient funds available to complete the repurchase. In any given calendar month, we are authorized to use only the proceeds from our DRP during that month to make Ordinary Repurchases; provided that, if we have excess funds during any particular month, we may, but are not obligated to, carry those excess funds to the subsequent calendar month for the purpose of making Ordinary Repurchases. Subject to funds being available, in the case of Ordinary Repurchases, we limit the number of shares repurchased during any calendar year to no more than 5% of the number of Class A Shares, Class T Shares and Class T-3 Shares outstanding on December 31st of the previous calendar year. In the event that we determine not to repurchase all of the shares presented during any month, including as a result of having insufficient funds or satisfying the 5% limit, to the extent we decide to repurchase shares, shares will be repurchased on a pro rata basis up to the limits described above. Any stockholder whose Ordinary Repurchase request has been partially accepted in a particular calendar month will have the remainder of his or her request included with all new repurchase requests we have received in the immediately following calendar month, unless he or she chooses to withdraw that request.

In the case of Exceptional Repurchases, we may repurchase shares at a repurchase price equal to $22.50 per share, $22.51 per share and $22.51 per share for Class A Shares, Class T Shares and Class T-3 Shares, respectively, until the initial valuation date, and thereafter the repurchase price is equal to 100.0% of the most recent applicable estimated value per share reported by us. Exceptional Repurchases are not subject to a one-year holding period, or the 5% repurchase limit discussed above, and may be repurchased with funds from any source.

The SRP will immediately terminate if our shares become listed for trading on a national securities exchange. In addition, our board of directors, in its sole discretion, may, at any time, amend, suspend or terminate the SRP.

During the period covered by this quarterly report, we did not repurchase any of our securities.

Item 3.  Defaults Upon Senior Securities

None.

Item 4.  Mine Safety Disclosures

Not Applicable.

Item 5.  Other Information

Not Applicable.

Item 6.  Exhibits

The representations, warranties and covenants made by us in any agreement filed as an exhibit to this Form 10-Q are made solely for the benefit of the parties to the agreement, including, in some cases, for the purpose of allocating risk among the parties to the agreement, and should not be deemed to be representations, warranties or covenants to, or with, you. Moreover, these representations, warranties and covenants should not be relied upon as accurately describing or reflecting the current state of our affairs.

The exhibits filed in response to Item 601 of Regulation S-K are listed on the Exhibit Index attached hereto and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

/s/ Mitchell A. Sabshon
By:	Mitchell A. Sabshon
President and Chief Executive Officer
Date:	May 9, 2017

/s/ Catherine L. Lynch
By:	Catherine L. Lynch
Chief Financial Officer (Co-Principal Financial Officer)
Date:	May 9, 2017

/s/ David Z. Lichterman
By:	David Z. Lichterman
Vice President, Treasurer and Chief Accounting Officer (Co-Principal Financial Officer and Principal Accounting Officer)
Date:	May 9, 2017

Exhibit Index

Exhibit No.	Description

3.1

Articles Supplementary of Inland Residential Properties Trust, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on February 2, 2017 (file number 333-199129))

4.1

First Amendment to First Amended and Restated Agreement of Limited Partnership of Inland Residential Operating Partnership, L.P., dated February 2, 2017 (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on February 2, 2017 (file number 333-199129))

4.2

Fourth Amended and Restated Distribution Reinvestment Plan, effective February 17, 2017 (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on February 2, 2017 (file number 333-199129))

4.3	First Amendment to Amended and Restated Share Repurchase Program, effective March 9, 2017 (incorporated by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on February 2, 2017 (file number 333-199129))

10.1	Third Amended and Restated Dealer Manager Agreement, dated February 2, 2017 (incorporated by reference to Exhibit 1.1 to the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on February 2, 2017 (file number 333-199129))

10.2	Third Amended Form of Soliciting Dealer Agreement (included as Exhibit A in Exhibit 10.1)

10.3	Second Amendment to Escrow Agreement, dated February 17, 2017 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on February 17, 2017 (file number 333-199129))

31.1	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

31.2	Certification by Co-Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

31.3	Certification by Co-Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

32.1	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

32.2	Certification by Co-Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

32.3	Certification by Co-Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

101	The following financial information from our Quarterly Report on Form 10-Q for the period ended March 31, 2017, filed with the Securities and Exchange Commission on May 9, 2017 is formatted in Extensible Business Reporting Language (“XBRL”): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statement of Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements (tagged as blocks of text)

*	Filed as part of this Quarterly Report on Form 10-Q.